Exhibit 99.2

ELBIT VISION SYSTEMS LTD. For the Annual General Meeting of Shareholders To Be Held On July 31, 2017 at 2:00 P.M. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Elbit Vision Systems Ltd. (the "Company") hereby appoints Adrian Daniels and Ivor Krumholtz, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of 7 Bareket St, Industrial Park Caesarea, Israel, on July 31, 2017 2:00 P.M. (local time), and all adjournments and postponements thereof.

Please date, sign and mail or fax your proxy card to:
Corporate Secretary, Elbit Vision Systems Ltd.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
Fax No: (04) 610-7626

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN. Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. TO ELECT each of the following five (5) directors until the next annual general meeting of the Company's shareholders or until their respective successors are duly elected:
Mr. Josef Ran	☐	☐	☐
Mr. Sam Cohen	☐	☐	☐
Mr. Yaron Menashe	☐	☐	☐
Mr. Yaky Yanay	☐	☐	☐
Mr. Natan Avisar	☐	☐	☐
2. TO APPROVE an increase in the engagement fee payable to Cyloes Ltd. for the provision of chief executive officer services by Mr. Sam Cohen.	☐	☐	☐
Do you have a "Personal Interest" (as defined below) with respect to the subject matter of Proposal 2 (PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO YOUR SHARES WILL NOT BE COUNTED FOR THE MAJORITY REQUIRED FOR PROPOSAL 2)?
Yes ☐  No ☐

3. TO APPROVE an increase in the engagement fee payable to Yaron Financial Services Ltd. for the provision of chief financial officer services by Mr. Yaron Menashe.	☐	☐	☐
Do you have a "Personal Interest" (as defined below) with respect to the subject matter of Proposal 3 (PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO YOUR SHARES WILL NOT BE COUNTED FOR THE MAJORITY REQUIRED FOR PROPOSAL 3)?
Yes ☐  No ☐

4. TO APPROVE the grant of options to each of the following members of our board of directors:
Mr. Josef Ran, Chairman of the Company's Board of Directors	☐	☐	☐
Mr. Yaky Yanay, a member of the Company's Board of Directors	☐	☐	☐
Mr. Natan Avisar, a member of the Company's Board of Directors	☐	☐	☐
5. TO APPROVE the participation of the Company in funding part of the settlement transaction between each of Cyloes Ltd., and Yaron Financial Services Ltd., and 2 former employees of Company.	☐	☐	☐
Do you have a "Personal Interest" (as defined below) with respect to the subject matter of Proposal 5 (PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO YOUR SHARES WILL NOT BE COUNTED FOR THE MAJORITY REQUIRED FOR PROPOSAL 5)?
Yes ☐  No ☐

6. TO APPROVE (i) the re-appointment of Brightman as the independent public accountants for the year ending December 31, 2017 and (ii) to authorize the Audit Committee to fix the remuneration of the Company's independent public accountants in accordance with the volume and nature of their services.
	☐	☐	☐
The undersigned hereby acknowledges receipt of the Notice of the Annual  General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Name of Shareholder:____________________

Signature of Shareholder: _________________

Date: __________________

If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with Proposals 2, 3 and 5 as a condition for his or her vote to be counted with respect to each such Proposal. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to Proposals 2, 3 and 5, his, her or its vote with respect to such Proposal his, her or its vote will not be counted for the majority required for the approval of such Proposal.

For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.